                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                             ---------------------

                        INTENSIVA HEALTHCARE CORPORATION
                           (Name of Subject Company)
                     SELECT MEDICAL OF MECHANICSBURG, INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                           SELECT MEDICAL CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   45815Y105
                     (CUSIP Number of Class of Securities)
                               ------------------

                            MICHAEL E. TARVIN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SELECT MEDICAL CORPORATION
                            4718 OLD GETTYSBURG ROAD
                                 P.O. BOX 2034
                       MECHANICSBURG, PENNSYLVANIA 17055
                                 (717) 972-1100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                with a copy to:
                             HENRY N. NASSAU, ESQ.
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000
                               ------------------

                           Calculation of Filing Fee

     Transaction Valuation*                               Amount of Filing Fee**

        $103,826,281                                            $20,766

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 10,787,146 shares of common stock, $.001 par value per share (the "Shares"), of Intensiva HealthCare Corporation at a price of $9.625 per Share in cash, without interest. Such number of Shares includes all outstanding Shares as of November 9, 1998, and assumes the exercise of all stock options and warrants to purchase Shares which were outstanding as of November 9, 1998.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.            Filing Party: Not applicable.
Form or Registration No.: Not applicable.            Date Filed: Not applicable.

CUSIP NO. 45815Y105                                                  PAGE 1 OF 2

                                     14D-1

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SELECT MEDICAL OF MECHANICSBURG, INC. (E.I.N.:  23-2981308)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, BK

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(e) OR 2(f) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,285,084*

--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES [_]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     31.7%*

--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Stockholder Agreement dated as of November 9, 1998 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain stockholders (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which, among other things, each Certain Stockholder has agreed, among other things, to tender in the Offer (as hereinafter defined), and not to withdraw therefrom, the 3,015,667 Shares (as hereinafter defined) owned by the Certain Stockholders, as well as 269,417 Shares subject to the Company's outstanding stock options.

CUSIP NO. 45815Y105                                                  PAGE 2 OF 2

                                     14D-1

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     SELECT MEDICAL CORPORATION (E.I.N.:  23-2872718)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, BK

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(e) OR 2(f) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,285,084*

--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES [_]

--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     31.7%*

--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Stockholder Agreement dated as of November 9, 1998 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain stockholders (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which, among other things, each Certain Stockholder has agreed, among other things, to tender in the Offer (as hereinafter defined), and not to withdraw therefrom, the 3,015,667 Shares (as hereinafter defined) owned by the Certain Stockholders, as well as 269,417 Shares subject to the Company's outstanding stock options.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Select Medical of Mechanicsburg, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Company"), at $9.625 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.   Security and Subject Company.

     (a) The name of the subject company is Intensiva HealthCare Corporation, and the address of its principal executive offices is 7733 Forsyth Boulevard, 8th Floor, St. Louis, Missouri 63105. The telephone number of the Company at such location is (314) 725-0112.

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   Identity and Background.

     (a) through (d), (g): This Statement is being filed by Purchaser and Parent. The information set forth in the "Introduction" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e) through (f): During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   Past Contacts, Transactions or Negotiations With The Subject Company.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Contacts with the Company" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   Source and Amount of Funds or Other Consideration.

     (a) and (b): The information set forth in the "Introduction" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidders.

     (a) through (e): The information set forth in the "Introduction," "Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g): The information set forth in the "Introduction" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   Interest in Securities of the Subject Company.

     (a) and (b): The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

     The information set forth in the "Introduction," "Source and Amount of Funds," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c): The information set forth in the "Introduction," "Certain Conditions of the Offer," "Certain Legal Matters and Regulatory Approvals" and "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated November 17, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release, dated November 10, 1998.

     (a)(8) Summary Advertisement, dated November 17, 1998.

     (a)(9) Press Release, dated November 17, 1998.

     (b) Commitment Letter, dated November 9, 1998, of Welsh, Carson, Anderson & Stowe.

     (c)(1) Agreement and Plan of Merger, dated as of November 9, 1998, by and among Parent, Purchaser and the Company.

     (c)(2) Confidentiality Agreement, dated as of October 7, 1998, by and between Parent and the Company.

     (c)(3) Stockholder Agreement, dated as of November 9, 1998, among Parent, Purchaser and certain stockholders of the Company.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1998


                              SELECT MEDICAL OF MECHANICSBURG, INC.

                              By: /s/ MICHAEL E. TARVIN
                                  ----------------------------------------------
                                  Name:  Michael E. Tarvin
                                  Title:  Vice President and Secretary


                              SELECT MEDICAL CORPORATION

                              By: /s/ MICHAEL E. TARVIN
                                  ----------------------------------------------
                                  Name: Michael E. Tarvin
                                  Title: Vice President, General Counsel
                                         and Secretary

                               INDEX TO EXHIBITS


Exhibit
-------

(a)(1)  Offer to Purchase, dated November 17, 1998.

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4)  Letter to Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees.

(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)  Press Release, dated November 9, 1998.

(a)(8)  Summary Advertisement, dated November 17, 1998.

(a)(9)  Press Release, dated November 17, 1998.

(b)     Commitment Letter, dated November 9, 1998, of Welsh, Carson,
        Anderson & Stowe.

(c)(1)  Agreement and Plan of Merger, dated as of November 9,
        1998, by and among Parent, Purchaser and the Company.

(c)(2) Confidentiality Agreement, dated as of October 7, 1998, by and between Parent and the Company.

(c)(3) Stockholder Agreement, dated as of November 9, 1998, among Parent, Purchaser and certain stockholders of the Company.

(d)     None.

(e)     Not applicable.

(f)     None.